WALLER LANSDEN DORTCH & DAVIS, LLP
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James H. Nixon III

(615) 850-8855

jay.nixon@wallerlaw.com

October 9, 2008

VIA EDGAR

Sonia Barros

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Symbion, Inc.
Registration Statement on Form S-4 filed on September 26, 2008
File No. 333-153678

Dear Ms. Barros:

On behalf of our client, Symbion, Inc. (the “Company”), below is the Company’s response to the comment issued by the staff of the Division of Corporation Finance (the “Staff”) in a letter to the Company dated October 6, 2008 regarding the above-referenced registration statement on Form S-4. The staff’s comment is repeated and underlined below for convenience of reference.

General

1.             Comment:  We note that you have the option to make the semi annual interest payments on the exchange notes by increasing the principal amount of the exchange notes or by issuing PIK notes. We note that these subsequent increases in principal amount or issuances of PIK notes will result in the principal amount of the exchange notes outstanding to exceed the amount being registered on this registration statement. Please provide us your explanation as to how you intend to register the increases in principal amount or issuances of PIK notes for amounts beyond the $184,635,000 registered on this registration statement. We may have further comments after reviewing your response.

Response:   Any future increase in the principal amount of notes or issuance of PIK notes will be pursuant to the terms of the existing securities and, therefore, will not constitute a sale of securities. In deciding to accept the exchange notes offered pursuant to the above referenced registration statement on Form S-4, investors are also making an investment decision to accept the PIK notes that might be issued, at the Company’s election, in the future. There is no investment decision made by the holders of notes in the future when the Company elects to pay interest in kind. Accordingly, registration of such future issuances of PIK notes is not required. However, as described below, based on prior Staff guidance and practice and given that an investment decision relative to PIK notes is being made by investors at the time that an investor decides to accept the exchange notes, the Company intends to file an amendment to its registration statement on Form S-4 to register additional PIK notes that might be issued in the future.

In a letter dated April 11, 2005 to PAHC Holdings Corp., the Staff asserted its position that an exchange offer for notes that provide the registrant the option of paying interest on such notes through the issuance of additional PIK notes also constitutes an offering of the PIK notes that might be issued in the future. The Staff went on to state that in deciding to accept the exchange notes, investors were also making an investment decision to accept the PIK notes that might be issued in lieu of cash interest payments. Accordingly, the Staff requested that PAHC Holdings Corp. revise its registration statement on Form S-4 to register additional PIK notes that may be subsequently issued in lieu of interest payments. A similar comment was provided by the Staff in a letter, dated May 18, 2005, relating to TWC Holding LLC and TWC Holding Corp.

This approach of registering on Form S-4 additional PIK notes that might be issued in the future in lieu of cash interest payments has been followed by other registrants in connection with similar exchange offers registered on Form S-4. See, for example, the following recent examples: Oscient Pharmaceuticals Corporation (Form S-4 filed September 10, 2008) (We note that counsel of record on this registration statement is Abigail Arms, the author of the Staff’s favorable response to the Exxon Capital Holdings Corporation no action request); Noranda Aluminum Holding Corporation (Form S-4 filed January 31, 2008); Momentive Performance Materials Inc. (Post-effective Amendment No. 1 to Form S-4 filed January 28, 2008); and Universal Hospital Services, Inc. (Form S-4 filed September 14, 2007).

We believe that the Company’s registration of additional PIK notes on the Form S-4 filed in connection with the exchange offer is consistent with the Staff’s position set forth in the Exxon Capital Holdings Corporation (May 13, 1988) and Morgan Stanley & Co. Incorporated (June 5, 1991) no action letters. As described in the Company’s registration statement on Form S-4, the outstanding 11.00%/11.75% senior PIK toggle notes due 2015 (the “outstanding notes”) and the new 11.00%/11.75% senior PIK toggle notes due 2015 to be received in exchange for the outstanding notes (the “exchange notes”) provide that for any interest period through August 23, 2011, the Company may elect to pay interest on the notes, at the Company’s option, in cash or pay-in-kind by increasing their principal amount or issuing new notes equal to such pay-in-kind interest for such period. In deciding to accept the exchange notes, investors are also making an investment decision to accept the PIK notes that might be issued, at the Company’s election, in the future. Investors make their investment decision to acquire notes with full disclosure that the terms of the notes allow the Company to elect to pay interest in kind. The holders of notes do not make an investment decision when the Company elects to pay interest in kind. The private placement of the outstanding notes that contain the PIK feature was completed in June 2008. Pursuant to the registered exchange offer, the outstanding notes will be exchanged for exchange notes that contain substantially similar terms (including the PIK feature), consistent with the Exxon Capital and Morgan Stanley no action letters.

For the foregoing reasons and upon confirmation from the Staff that it has no further comments, the Company intends to file an amendment to its registration statement on Form S-4 to register additional PIK notes that might be issued in the future in lieu of cash interest payments.

If you or the Staff have any questions or comments regarding the Company’s response, please contact the undersigned at (615) 850-8855 or J. Reginald Hill at (615) 850-8473.

Very truly yours,

/s/ James H. Nixon III

James H. Nixon III

cc:	Richard E. Francis, Jr.
J. Reginald Hill